Jago China Holding Limited
Jiefang Road, Xingxing Commercial Plaza, Room 4712-15
Shenzhen, Guangdong
People’s Republic of China 518000
Tel: (86) 755-8246-3885

August 6, 2010

Division of Corporate Finance
Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549

Attention:	Ms. Sonia Gupta Barros
       Special Counsel

Re:	Jago China Holding Limited
Registration Statement on Form 10
Filed April 16, 2010
File No. 000-53946

Dear Ms. Barros:

Jago China Holding Limited, a company organized under the laws of the State of Nevada (the “Company”), is in receipt of the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated May 12, 2010 (the “Comment Letter”) to Yin Yin Shao, President of the Company, with respect to the Company’s Registration Statement on Form 10 filed with the Commission on April 16, 2009 (the “Registration Statement”).  We hereby file our response to the Comment Letter together with Post Effective Amendment No. 1 to the Registration Statement on Form 10 (“Amendment No. 1”).  The text of the Staff’s comments is set forth in italics below, followed by the response of the Company.

General

1.
Please note that the Form 10 goes effective by lapse of time 60 days after the date filed pursuant to Section l2(g)(1) of the Securities Exchange Act of 1934.  At that time, you will be subject to the reporting requirements under Section 13(a) of the Securities Exchange Act of 1934.  In addition, we will continue to review your filing until all of our comments have been addressed.  If our comments are not addressed within this 60-day time period, and you have not withdrawn this registration statement, please incorporate your revisions, in response to our comments, in both amendments to this Form 10 and your periodic reports.

Securities and Exchange Commission
August 6, 2010

Response:          The Company acknowledges the effectiveness of the Registration Statement and the Company’s reporting obligations under Section 13(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  If applicable, the Company will incorporate its responses to the Staff’s comments in its periodic reports filed under the Exchange Act.

2.	We note that the phone number listed for your business does not appear to be a working number. Please revise or advise.

Response:          The Company has complied with this comment by revising its telephone number on the cover of Amendment No. 1 and the penultimate paragraph under the caption “Explanatory Note” in Amendment No. 1.

Forward Looking Statements, page 2

3.
We note your statement that you do not undertake any obligation to update or revise any forward-looking statements.  Please revise your disclosure and confirm to us that you will update or revise your disclosure as required by law.

Response:          The Company has complied with this comment by revising the disclosure to indicate that the Company will update or revise any forward-looking statements as required by applicable law or regulation.

Item 1.   Business, page 2

Business of Issuer, page 3

4.
Please describe in more detail the experience Ms. Shao has with respect to analyzing business opportunities and conducting business combinations.  Please also revise to clarify if Ms. Shao or your sole stockholder has experience in selling “blank check” companies to private operating companies.

Response:          The Company has complied with this comment by revising the disclosure as requested.

Securities and Exchange Commission
August 6, 2010

Form of Acquisition, page 4

5.	Please revise to clarify that you only have one stockholder at this time.

Response:          The Company has complied with this comment by revising the disclosure as requested.

6.	Please revise to clarify approximately how many hours a week Ms. Shao will devote to your business.

Response:          The Company has complied with this comment by revising the disclosure as requested.

7.
Please also revise your disclosure to describe the “outside business activities” of Ms. Shao and any potential conflicts of interests those activities present, including Ms. Shao’s involvement with other blank check companies.

Response:          Ms. Shao has advised the Company that all of her business activities are limited to her ownership, and service as a director, of Surplus Elegant Investment Limited, a consulting firm organized in the British Virgin Islands, with respect to which she devotes a very limited amount of time, typically less than a few hours per month.  Ms. Shao has advised the Company that she has no other involvement with a blank check company.  As a result, the disclosure has been revised to delete the language indicating that Ms. Shao is involved in outside business activities as the Company  believes the limited amount of time she is spending serving on the board of directors of Surplus Elegant Investment Limited is not material.  No disclosure is required regarding Ms. Shao’s involvement with other blank check companies.

Item 1A.   Risk Factors, page 6

8.
We note in Note 3 on page F-9 of your financial statements that the financial statements have been prepared assuming that the company will continue as a going concern because you have not established a source of revenue to cover your operating costs.  Please expand the third risk factor on page 6 to specifically discusses the substantial doubt about your ability to continue as a going concern and your auditors’ going concern qualification.  This risk factor should discuss the risks to you from the possibility that you may be unable to obtain revenues that are sufficient to meet your operating costs.

Response:          The Company has complied with this comment by adding the requested disclosure in a new risk factor under the heading “Risks Relating to our Business.”

Securities and Exchange Commission
August 6, 2010

9.
Add a new risk factor to make clear that, for the purpose of any future offering, you will be a blank check company as defined by Rule 419 of Regulation C.  Please make clear that you will therefore need to comply with Rule 419 in any such offering.

Response:          The Company has complied with this comment by adding the requested disclosure in a new risk factor under the heading “Risks Relating to our Business.”

10.
We note that you issued a promissory note to Allglad Limited for $12,000 and that your sole officer and director, Ms. Shao, is the sole director and owner of Allglad Limited.  Please include a risk factor, which discloses this indebtedness and that the negotiations were not conducted at arm’s length due to the overlapping officer and director.

Response:          The Company has complied with this comment by adding the requested disclosure in a new risk factor under the heading “Risks Relating to our Business.”

11.	We note that several risk factor subheadings merely state general facts about your business. For example only, we note the following subheadings:

•	“We have a limited operating history,” page 6;

•	“We have incurred and may continue to incur losses,” page 6;

•	“We are controlled by our stockholder,” page 11; and

•	“We may issue preferred stock,” page 12.

Please revise throughout as necessary to identify briefly in your subheadings the specific risks to you that result from the noted facts or uncertainties, and then elucidate as needed to provide details regarding each risk.  Potential investors should be able to read the risk factor subheading and understand the risk as it specifically applies to you.

Response:          The Company has complied with this comment by revising the risk factor headings, where required, to identify briefly in the subheadings the specific risks that result from the noted facts or uncertainties.

12.	We note that several of your risk factors appear to be duplicative. For example only, we note the following risk factors that appear to he duplicative:

•
“We have a limited operating history,” page 6, “Our business is difficult to evaluate because we have no operating history,” page 7 and “Our business may have no revenue unless and until we merger with or acquire an operating business,” page 9;

Securities and Exchange Commission
August 6, 2010

•
“Future success is highly dependent on the ability of management to locate and attract a suitable acquisition,” page 7 and “We are a development stage company, and our future success is highly dependent on the ability of management to locate and attract a suitable acquisition,” page 8; and

•	“We are controlled by our stockholder,” page 11 and “Our sole stockholder may engage in a transaction to cause the Company to repurchase its shares of common stock,” page 12.

Please revise your Risk Factors section to remove duplicative disclosure.

Response:          The Company has complied with this comment by removing the duplicative risk factors as requested.

We cannot assure you that following a business combination . . . .page 10

13.	Please expand this risk factor to briefly describe the SEC rule referenced that “imposes various practice requirements on broker-dealers who sell securities governed by the rule.”

Response:          The Company has complied with this comment by expanding the risk factor as requested.

Item 2.  Financial Information, page 12

Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 12

14.
We note that you intend to fund your operations through the use of funds in your treasury and loans from your stockholder, management or other investors.  Because you currently have no cash, please revise your disclosure to remove the statement regarding “funds in our treasury.”  Please also revise your disclosure to clarify if you have entered into any agreements, written or verbal, to receive loans from such entities.

Response:          The Company has complied with this comment by revising the disclosure to remove the phrase “funds in our treasury” and to add disclosure that the Company has no agreements to receive additional loans from the Company’s stockholder, management or other investors.

15.	Please revise to clarify your plans, if any, to locate other investors. To the extent you plan to conduct a private placement of your securities, please disclose your plans to do so in detail.

Securities and Exchange Commission
August 6, 2010

Response:          The Company has complied with this comment by adding disclosure that the Company has no plans or arrangements to conduct an offering of its securities.

Item 3.  Properties, page 14

16.	We note that you do not rent or own properties. Please disclose where your principal offices are and what agreement you have to lease such office space without consideration.

Response:          The Company has complied with this comment by adding the requested disclosure.

Item 5.  Directors and Executive Officers, page 15

17.
Please include all the information required by Item 401 of Regulation S-K with respect to your sole officer and director, Ms. Shao.  For example, please include her biographical information as well as the specific experience, qualifications, attributes or skills that led to the conclusion that she should serve as a director in light of your business and structure.

Response:          The Company has complied with this comment by adding the requested disclosure.

(d)  Involvement in Certain Legal Proceedings, page 16

18.	Please expand this disclosure to discuss your sole director and officer’s involvement in all the types of legal proceedings as outlined in Item 401(f) of Regulation S-K for the past ten years.

Response:          The Company has complied with this comment by expanding the disclosure to cover a ten-year period.

Item 7.   Certain Relationships and Related Transactions and Director Independence, page 16

19.	Please disclose the information about director independence as required by Item 407(a) of Regulation S-K.

Response:          The Company has complied wit this comment by adding the requested disclosure.

Securities and Exchange Commission
August 6, 2010

Item 10.   Recent Sales of Unregistered Securities, page 17

20.
We note from your disclosure on page F-9 that you issued shares to Ms. Tao on April 5, 2010.  Please include this issuance in this section and provide all the information required by Item 701 of Regulation S-K with respect to this transaction.

Response:          The Company has complied with this comment by adding the requested disclosure.

Item 11.   Description of Registrant’s Securities to be Registered, page 17

21.
We note that you are registering a single class of securities, common stock, on this registration statement.  Therefore, please revise to clarify that while you are authorized to issue preferred stock, you are not registering it as a class of stock in this registration statement.

Response:          The Company has complied with this comment by adding the requested disclosure.

Signatures

22.	The signature establishes your officer’s responsibility for the disclosure in this document. As such, please revise to have the signatures appear at the end of this registration statement.

Response:          The Company has complied with this comment by moving the signature page to follow the financial statements, as requested.

Financial Statements page F-1

Note 1 – Organization and Nature of Business, page F-7

23.
We note that the company was incorporated for the purpose of seeking investment opportunities in the PRC.  However, you indicate on page 3 that your search for a target company will not be limited to any geographical location.  If it is your intention to target an operating company domiciled in the PRC, please make this clear in all relevant sections of the filing, including the description of business and risk factors.

Response:          The Company notes that the disclosure to the effect that its search for a target company will not be limited to any geographical location is correct, and has revised Note 1 to its financial statements to delete the language indicating that the Company will seek investment opportunities only in the People’s Republic of China.

Securities and Exchange Commission
August 6, 2010

*                    *                      *

We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in Amendment No. 1.  We further acknowledge that Staff comments or changes to disclosure in response to Staff comments in Amendment No. 1 do not foreclose the Commission from taking any action with respect to the Registration Statement or Amendment No. 1, and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Yin Yin Shao
Yin Yin Shao
President

cc:	Elizabeth F. Chen, Esq.
Pryor Cashman LLP